SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                  No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                  No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item
1.	Press release entitled “ BBVA Banco Francés reports first quarter earnings for fiscal year 2007”

CONTACT:

María Adriana Arbelbide

Investor Relations

Phone: (5411) 4341 5036

E-mail: marbelbide@bancofrances.com.ar

Cecilia Acuña

Investor Relations

Phone: (5411) 4348 0000

E-mail: cecilia.acuna@bancofrances.com.ar

May 11, 2007

BBVA BANCO FRANCES (NYSE; BFR.N; BCBA: FRA.BA; LATIBEX: BFR.LA) REPORTS CONSOLIDATED FIRST QUARTER EARNINGS FOR FISCAL YEAR 2007

Executive Summary

•

BBVA Banco Francés began fiscal year 2007 with a vigorous business performance, which positively impacted on the Bank’s earnings for the quarter. Net income for the first quarter of 2007 amounted to Ps. 68.4 million, being 42.4% and 68.8% higher than the Ps. 48 million and Ps. 40.5 million posted during the quarters ended December 31 and March 31, 2006, respectively. The strength in the financial margin along with rising fee income led to a further expansion of the operating income.

•

National Public sector exposure continued to fall, following an additional sale of guaranteed loans for an amount of Ps. 610 million carried out during this first quarter, while private sector business kept its growth dynamic, mainly boosted by the retail and middle market segment. The combination of both actions resulted in the consolidation of the financial margin.

•

BBVA Banco Francés was also successful in management of its liabilities. In accordance with its growth strategy, concentrated on increasing the participation of retail funds among total deposits, the Bank was able to expand its retail market share by 20 basis points during the last twelve months, thus keeping a low cost funding structure.

•

In addition, the strong business expansion was attained with stable asset quality standards and improved efficiency. In a growth context, the Bank maintained its leading position in terms of asset quality with a non-performing ratio of 0.93%, while increasing the coverage of administrative expenses (excluding amortization) with income from services (including fees from FX purchases & sales) from 77.7% in March 2006 to 84.4% in March 2007.

•

In May 2007, in accordance to the resolutions approved by the Ordinary and Extraordinary Shareholders Meeting, held on April 26th, BBVA Banco Francés paid a cash dividend of Ps. 90 million, corresponding to the fiscal year 2006.

First quarter of fiscal year 2007

According to the EMAE (Monthly Estimator of Economic Activity), the economy grew by 8.2% yoy in the first two months of the year (8.5% in the last quarter 2006). Industrial output expanded at 6.6% yoy in the first quarter while the construction index, more heavily affected by weather factors, continued to decelerate to a 3.6% yoy growth.

Consumer prices grew by only 2.2% in the first quarter as compared to 2.9% in the same quarter of previous fiscal year. It should be mentioned that in January of the present fiscal year methodological changes in the calculation of certain items of the inflation index were introduced.

On the other hand, tax receipts grew 30.4% during the first quarter compared with the same period of last year, propelled by Social Security contributions which increased by 56.7%. Tax receipts are showing an excellent performance due to economic growth and rising inflation however, fiscal spending also increased by 40% in the same period.

As to the monetary front, the level of international reserves grew by 4.8 billion dollars during the quarter. The Central Bank’s intervention in the foreign exchange market was 3.7 billion dollars, due to the continued excess supply of foreign currency in the market. The M2 aggregate grew by 2.5% during the first quarter and the monetary target was achieved about halfway between the two bands of the Program. The high grade of liquidity in the financial market moved the Central Bank into a policy of absorption, strongly centered in the placement of Lebac and Nobac, whose stock increased about Ps. 10 billion during the quarter, representing an increase of 29% compared with the level at the end of 2006. As a result of the excess liquidity, interest rates paid by private banks fell 150 basis points on average during the quarter. In the weekly auctions of Lebac and Nobac, the Central Bank also managed to reduce the yields on these bills.

In the financial system, during the first quarter of the year, the balance of deposits of the private sector in pesos and dollars grew on average by 5.9% (Ps 7.1 billion), while credit to the private sector increased by 5.4% (Ps 4 billion), led by consumer loans.

The Business

Based in Buenos Aires and following a universal business strategy, BBVA Banco Francés is a leading provider of financial and non-financial services to the three different market segments. According to the latest information published by the Central Bank, the Bank continued to be the first private sector entity in terms of deposits.

During 2007, in light of a strong economic activity coupled with the Bank’s competitive positioning in the market and its more aggressive commercial strategy, BBVA Banco Francés will continue to focus in further expanding the private sector lending activity, with emphasis in the retail segment, while increasing its market share in retail funds, looking forward to attain a deposit base with a higher participation of such funds.

Similarly, future profitability is also expected to be positively impacted by a further development of the transactional business, bolstered by a rising crosseling ratio; which in turn will benefit from a broadened concept of distribution network that includes not only branches, but also alternative channels, joint ventures and synergies with other commercial areas.

Presentation of Financial Information

•

All foreign currency transactions accounted for at a free exchange rate as of March 31, 2007 have been translated into pesos at the reference exchange rate of Ps. 3.1007 per U.S. dollar, published by the Central Bank of Argentina on that date.

•

This press release contains unaudited information that consolidates all of the banking activities of BBVA Banco Francés and its subsidiaries on a line-by-line basis. The Bank’s interest in the Consolidar Group is accounted for by the equity method; BBVA Banco Francés’ stake in the Consolidar Group and the Consolidar Group’s results are included in Investments in other companies and Income from equity investments, respectively. Similarly, and for the sake of comparison, following the sale of Credilogros, approved and concluded in July 2006, figures as of March 2006 are presented in this press release including the Bank’s interest in Credilogros by the equity method.

FIRST QUARTER EARNINGS

Condensed Income Statement (1)	Quarter ended			% Change Qtr ended 03/31/07 vs. Qtr ended
in thousands of pesos except income per share, income per ADS and percentages	03/31/07	12/31/06	03/31/06	12/31/06	03/31/06

Net Financial Income	290,375	221,467	281,475	31.11%	3.16%
Provision for loan losses	(9,626)	(17,514)	(16,559)	-45.04%	-41.87%
Net income from services	129,693	123,765	98,437	4.79%	31.75%
Administrative expenses	(185,052)	(203,174)	(156,368)	-8.92%	18.34%
Operating income	225,390	124,544	206,985	80.97%	8.89%
Income (loss) from equity investments	17,607	44,312	9,438	-60.27%	86.55%
Income (Loss) from Minority interest	(643)	(392)	(260)	64.03%	147.31%
Other Income/Expenses	(171,547)	(118,651)	(174,199)	44.58%	-1.52%
Income tax and Minimum Presumed Tax	(2,367)	(1,766)	(1,422)	34.03%	-66.46%
Net income for the period	68,440	48,047	40,542	42.44%	68.81%
Net income per share (2)	0.15	0.10	0.09	42.44%	68.81%
Net income per ADS (3)	0.44	0.31	0.26	42.44%	68.81%

(1)	Exchange rate: 3.1007 Ps. = 1 US$
(2)	Assumes 471,361,306 ordinary shares outstanding.
(3)	Each ADS represents three ordinary shares.

In line with the gradual improvement of the Bank’s performance, first quarter net earnings grew by 42.4% and 68.8% as compared to the quarters ended on December 31 and March 31, 2006, respectively from Ps.48 million and Ps.40.5 to Ps.68.4 million.

Solid net financial income combined with rising fee income and a decrease in administrative expenses and provision for loan losses, led to a significant improvement in the operating income as compared to the previous quarter, which was 81% higher.

Similarly, the 9% growth showed in the Operating income as compared to the same quarter of previous fiscal year is mainly related to higher net financial and fee income and lower provision for loan losses, partly offset by an increase in administrative expenses. It is important to note that March 2006 figures were positively impacted by a gain of Ps.29.6 million from the sale of guaranteed loans, while in the present quarter the Bank posted a Ps. 37.9 million gain for the same concept.

Within a growth context, bottom line continued to be impacted by the effects of the 2002 crisis (including the monthly amortization of the loss derived from the payment of deposits under judicial injunctions, in accordance with the Central Bank’s regulations and other provisions) which are recorded in Other Income/Expenses; and which in this first quarter posted a loss of Ps. 171.5 million.

	Quarter ended			% Change Qtr ended 03/31/07 vs. Qtr ended
in thousands of pesos except percentages	03/31/07	12/31/06	03/31/06	12/31/06	03/31/06
Return on Average Assets (1)	1.62%	1.17%	1.12%	37.80%	44.98%
Return on Average Shareholders´Equity (1)	13.77%	9.96%	8.90%	38.27%	54.64%
Net fee Income as a % of Operating Income	30.87%	35.85%	25.91%	-13.88%	19.16%
Net fee Income as a % of Administrative Expenses	70.08%	60.92%	62.95%	15.05%	11.33%
Adm. Expenses as a % of Operating Income (2)	44.05%	58.85%	41.16%	-25.15%	7.03%

(1)	Annualized
(2)	Adm.Expenses / (Net financial income + Net income from services)

Net financial Income

In the first quarter of the present fiscal year, Net financial income amounted to Ps. 290 million, which compares to Ps. 221 million and Ps. 281 million registered in the quarters ended on December and March 2006, respectively. As previously mentioned, the March 2006 figures included a gain of Ps. 29.6 million coming from the sale of guaranteed loans, where as during the present quarter the Bank registered a gain of Ps. 37.9 million derived from an additional sale of such assets.

Notwithstanding the gain from the sale of public sector recorded during the first quarter of 2007, total net financial income benefited from a strong growth from private businesses. The increase in lending activity, with special emphasis in the retail segment, had a positive impact on the net private margin, which grew by 12.8% in the last three-month period. Similarly, the Bank was able to capitalize on the increase in the CER index variation, due to its long CER-adjusted position, and received the effect of a larger portfolio of bills and notes issued by the Central Bank.

The increase in the net financial margin as compared to the same quarter of the previous fiscal year was partially offset by a decrease in the CER index variation, which dropped from 2.96% a year ago to 2.52% by the end of the March 2007 quarter, jointly with a decrease in its long CER-adjusted position.

Public Sector Exposure

	Quarter ended			% Change Qtr ended 03/31/07 vs. Qtr ended
in thousands of pesos except percentages	03/31/07	12/31/06	03/31/06	12/31/06	03/31/06
Public Sector—National Government	2,705,473	3,852,136	4,681,996	-29.77%	-42.22%
- Loans to the Federal government & Provinces	1,508,513	2,118,762	3,315,950	-28.80%	-54.51%
- Total bond portfolio	1,022,473	1,563,399	1,042,802	-34.60%	-1.95%
Compensatory bond	—	108,622	78,800	-100.00%	-100.00%
Compensatory bond to be credited	—	—	122,251	—	-100.00%
Other government bonds	1,022,473	1,454,777	841,751	-29.72%	21.47%
- Trustees	189,630	185,118	323,244	2.44%	-41.34%
- Allowences	(15,143)	(15,143)	—	0.00%	—

Bills and Notes from Central Bank	3,180,787	1,704,647	1,627,560	86.60%	95.43%
Total exposure to the Public Sector	5,886,260	5,556,783	6,309,556	5.93%	-6.71%

(*)	During October 2006 the Bank received the portfolio bonds pending to be credited.

Along with the Bank’s strategy of bolstering private activity to the detriment of public sector exposure, during the present quarter the Bank further decreased its public sector loan portfolio by Ps. 610 million and sold its remaining portfolio of BODEN 2012 bonds (Ps. 108.6 million) and of peso denominated Discount bonds (Ps. 200 million). Accordingly, the Bank’s long-term public sector exposure (excluding the bills issued by the Central Bank) reached Ps. 2.705 billion by the end of the March 2007, representing a decrease of Ps.1.147 billion and Ps.1.977 billion as compared to the balance recorded in December and March 2006, respectively.

Compared to same quarter of the previous year, the reduction was mainly related to the sale of public sector loans and the compensatory bond balance, jointly with the sale of peso denominated Discount bonds and the maturity of the underlying assets of the Nues trust. The increase in other fixed income bonds is related to the BOGAR 2020 portfolio, received during the second quarter of 2006 in exchange for Provincial Development Trust Fund debt, accounted as loans until the date of said exchange.

The Bank’s holding in bills and notes issued by the Central Bank is mainly related to the allocation of liquidity.

Total loan portfolio

Credit activity maintained its growth trend. In the last twelve-month period the Bank increased its market share in private sector financing by 50 basis points, showing an outstanding performance in the retail segment. With a marked acceleration in lending, the private sector portfolio was Ps. 2.3 billion higher than the March 2006 quarter balance. Commercial loans grew by 48%, while in the retail segment personal loans and credit card financing increased by 122% and 36%, respectively.

Accordingly, by the end of the March 2007 quarter, loans to the private sector totaled Ps.6.570 billion. During this first quarter, the Bank was able to offset the decrease in advances as compared to the balance posted in December 2006 (mainly related to short-term loans to large corporations), with the strong expansion in loans to the retail segment and commercial loans. The expansion in the retail segment was lead by personal loans (which grew 14.5%), credit cards (which grew 5.1%) and mortgages (which grew 11.5%), while notes discounted (which grew 5%) and other loans represented the support for the growth in commercial loans.

Once again, the Bank improved the relation between private loans and securities over total private and public sector loans and securities, from 49.1% on March 31, 2006 to 71.6% on March 31, 2007.

The table below shows the composition of the loan portfolio in monthly balances:

	Quarter ended			% Change Qtr ended 03/31/07 vs. Qtr ended
in thousands of pesos except percentages	03/31/07	12/31/06	03/31/06	12/31/06	03/31/06
Private & Financial sector loans	6,570,427	6,565,323	4,290,736	0.08%	53.13%
Advances	1,194,299	1,469,371	754,688	-18.72%	58.25%
Notes discounted and purchased	832,855	793,195	573,946	5.00%	45.11%
Consumer Mortgages	513,405	460,559	397,189	11.47%	29.26%
Personal loans	789,168	689,019	355,941	14.54%	121.71%
Credit cards	553,122	526,416	406,799	5.07%	35.97%
Car secured loans	111,974	98,381	72,291	13.82%	54.89%
Loans to financial sector	338,328	340,966	215,986	-0.77%	56.64%
Other loans	2,330,056	2,282,153	1,607,075	2.10%	44.99%
Unaccrued interest	(6,045)	(5,543)	(3,132)	9.06%	93.01%
Adjustment and accrued interest & exchange differences receivable	84,496	77,903	46,157	8.46%	83.06%
Less: Allowance for loan losses	(171,231)	(167,097)	(136,204)	2.47%	25.72%
Loans to public sector	1,508,513	2,118,762	3,315,950	-28.80%	-54.51%
Loans to public sector	751,237	1,095,981	1,778,177	-31.46%	-57.75%
Adjustment and accrued interest & exchange differences receivable	757,276	1,022,781	1,537,773	-25.96%	-50.76%
Net total loans	8,078,940	8,684,085	7,606,686	-6.97%	6.21%

Government and Private Securities

The following table shows the portfolio of government and private securities as of March 31, 2007, including repurchase agreement transactions. The net position as of the first quarter of fiscal year 2007 was 28.1% and 62.4% higher than that of the quarters ended on December and March 2006.

	Quarter ended			% Change Qtr ended 03/31/07 vs. Qtr ended
in thousands of pesos except percentages	03/31/07	12/31/06	03/31/06	12/31/06	03/31/06
Holdings	4,281,774	3,033,835	2,636,888	41.13%	62.38%
Trading	3,244,399	1,725,893	1,731,984	87.98%	87.32%
Investment Accounts	883,190	1,044,146	664,882	-15.42%	32.83%
Investment accounts—Compensatory bond	—	108,622	78,800	-100.00%	-100.00%
Other fixed income securities	169,328	170,317	166,922	-0.58%	1.44%
Allowances	(15,143)	(15,143)	(5,700)	0.00%	—

Repurchase Agreements	—	307,900	—	-100.00%	—
B.C.R.A. (Reverse repo)	—	—	—	—	—
Trading (Reverse repo)	—	307,900	—	—	—
Investment Accounts (reverse repo)	—	—	—	—	—
Trading (Reverse repo)	—	—	—	—	—

Net Position	4,281,774	3,341,735	2,636,888	28.13%	62.38%
Trading	3,244,399	2,033,793	1,731,984	59.52%	87.32%
Investment Accounts	883,190	1,044,146	664,882	-15.42%	32.83%
Investment accounts—Compensatory bond	—	108,622	78,800	-100.00%	-100.00%
Other fixed income securities	169,328	170,317	166,922	-0.58%	1.44%
Allowances	(15,143)	(15,143)	(5,700)	0.00%	—

Net Position in Other fixed income securities as of March 2007 includes Ps. 93.4 million of private bonds

(1) Net Position excludes the compensatory bond pending to be credited, which was received in October 2006.

The increase compared to the December 2006 quarter is mainly explained by a larger portfolio of bills issued by the Central Bank, partially offset by the sale of the remaining compensatory bond and peso denominated discount portfolio.

Similarly, despite the decrease derived from the aforementioned sale of public sector assets, the net position grew as compared to the March 2006 quarter backed by the larger portfolio of bills and notes issued by the Central Bank.

Income from Securities and Short-Term Investments

	Quarter ended			% Change Qtr ended 03/31/07 vs. Qtr ended
in thousands of pesos except percentages	03/31/07	12/31/06	03/31/06	12/31/06	03/31/06
Income from securities and short-term investments	109,193	84,794	54,205	28.77%	101.44%
Trading account	—	123	2,910	-100.00%	-100.00%
Investment account	7,089	6,416	1,711	-10.49%	314.22%
Investment account—Compensatory bond	889	1,326	763	-32.95%	16.48%
Other fixed income securities	101,215	76,929	48,820	31.57%	107.32%

CER adjustment	28,341	24,196	361	17.13%	7755.92%
CER adjustment—Trading account	—	—	—	—	—
CER adjustment—Investment account	—	—	—	—	—
CER adjustment—Other fixed securities	28,341	24,196	361	17.13%	7755.92%

Income from securities and short-term investments registered a gain of Ps. 109.2 million in the quarter ended March 31, 2007, compared to a gain of Ps. 84.8 million and a gain of Ps.54.2 million posted in the quarters ended December and March 2006, respectively. The improvement as compared to the December and March 2006 quarters is mainly attributable to the higher income derived from a larger portfolio of notes and bills issued by the Central Bank.

In spite of a lower CER variation index, the CER adjustment income grew as compared to the same quarter of previous fiscal year mainly driven by a larger BOGAR 2020 portfolio, received in the second quarter of 2006 in exchange for Provincial Development Trust Fund debt, accounted as loans until the date of said exchange.

Funding Sources

During the first quarter of the year, the stock of deposits from the private sector in pesos and dollars in the financial industry grew by 7.9%, while the stock from the public sector grew by 0.4 % in the same period.

	Quarter ended			% Change Qtr ended 03/31/07 vs. Qtr ended
in thousands of pesos except percentages	03/31/07	12/31/06	03/31/06	12/31/06	03/31/06
Total deposits	13,302,936	12,417,476	11,049,410	7.13%	20.39%
Current accounts	2,645,265	2,403,702	2,115,273	10.05%	25.06%
Peso denominated	2,640,653	2,398,735	2,110,894	10.09%	25.10%
Foreign currency	4,612	4,967	4,379	-7.15%	5.32%
Savings accounts	3,570,992	3,415,263	3,032,816	4.56%	17.75%
Peso denominated	2,755,726	2,601,464	2,309,378	5.93%	19.33%
Foreign currency	815,266	813,799	723,438	0.18%	12.69%
Time deposits	6,800,617	6,226,185	5,559,889	9.23%	22.32%
Peso denominated	5,038,999	4,529,222	3,526,632	11.26%	42.88%
CER adjusted time deposits	800,155	805,583	1,399,466	-0.67%	-42.82%
Foreign currency	961,463	891,380	633,791	7.86%	51.70%
Other	286,062	372,326	341,432	-23.17%	-16.22%
Peso denominated	150,136	264,959	264,756	-43.34%	-43.29%
Foreign currency	135,926	107,367	76,676	26.60%	77.27%

Rescheduled deposits (*)	222,100	228,049	286,226	-2.61%	-22.40%
Peso denominated	222,100	228,049	286,226	-2.61%	-22.40%

Total deposits + Rescheduled deposits & CEDROS	13,525,036	12,645,525	11,335,636	6.96%	19.31%

In terms of liabilities, BBVA Banco Francés’ strategy continued to be focused on retail funds aiming at expanding the participation of such funds in the deposit base, while maintaining its leadership in terms of total private deposits, with a 10.0% market share as of March 31, 2007.

Total deposits of BBVA Banco Francés grew by 7.1% and by 20.4% as compared to the quarters ended on December 31, 2006 and March 31, 2006, respectively, excluding the effect of the reduction of rescheduled deposits—CEDROS.

Following a strategy biased towards the retail segment during this first quarter growth was driven by time deposits, which grew by 9.2%, while current and saving accounts increased by 10.1% and 5.9%, respectively. Accordingly, the Bank reached a 10.1% market share in retail deposits.

Growth as compared to the March 2006 quarter was mainly driven by a 42.8%, 25.1% and a 19.3% expansion in peso denominated time deposits, current account and saving account, respectively, in detriment to CER adjusted funds, which maintained its decreasing trend, with a 42.8% drop.

Foreign currency-denominated deposits grew by 33.3% during the last twelve months, amounting to 618 million dollars (equivalent to Ps. 1.918 billion) as of March 31, 2007.

Other Funding Sources

Other funding sources decreased by 55.3% and 58.7% as compared to the balance registered in December 31, 2006 and March 31, 2006, respectively. On March 15, 2007 BBVA Banco Francés paid in advance the Class 15 Notes due 2008, issued for an aggregate amount of 121.5 million dollars.

Furthermore, Lines from other banks decreased by 28.2% and 7.4% from the December and March 2006 balance mainly due to lower short-term funding.

Changes shown in the table below are affected by the depreciation of the peso. By the end of the March 2007 quarter, approximately 93% of other funding sources are foreign currency denominated funds.

	Quarter ended			% Change Qtr ended 03/31/07 vs. Qtr ended
in thousands of pesos	03/31/07	12/31/06	03/31/06	12/31/06	03/31/06
Lines from other banks	298,226	415,592	321,939	-28.24%	-7.37%
Other loans from the Central Bank	—	—	102,378	—	-100.00%
Senior Bonds	—	251,650	298,394	-100.00%	-100.00%
Other banking liabilities	298,226	667,242	722,711	-55.30%	-58.74%
Total other funding sources	298,226	667,242	722,711	-55.30%	-58.74%

Asset Quality

BBVA Banco Francés maintains its strength in terms of asset quality standards, with a 0.93% non-performing ratio with respect to all types of financing (i.e., loans, corporate senior debt purchased and guarantees granted by the Bank) and a coverage of non-performing loans with provisions of 223.5% as of March 31, 2007.

Despite growth, the Bank had no significant impact of bad loans, thus maintaining its leading position in the market with respect to asset quality.

	Quarter ended			% Change Qtr ended 03/31/07 vs. Qtr ended
in thousands of pesos except percentages	03/31/07	12/31/06	03/31/06	12/31/06	03/31/06
Nonaccrual loans (1)	76,601	79,876	89,125	-4.10%	-14.05%
Allowance for loan losses	(171,231)	(167,097)	(136,204)	2.47%	25.72%
Nonaccrual loans/net total loans	0.93%	0.90%	1.15%	2.89%	-19.34%
Allowance for loan losses/nonaccrual loans	223.54%	209.20%	152.82%	6.86%	46.27%
Allowance for loan losses/net total loans	2.08%	1.89%	1.76%	9.94%	17.99%

(1)	Nonaccrual loans include: all loans to borrowers classified as "Problem", "deficient Servicing", "High Insolvency Risk", "difficult Recovery", "Irrecoverable" and "Irrecoverable for Technical decision" according to the new Central Bank debtor classification system.

The following table shows the evolution of loan losses provisions, including allowances related to other banking receivables.

	Quarter ended			% Change Qtr ended 03/31/07 vs. Qtr ended
in thousands of pesos except percentages	03/31/07	12/31/06	03/31/06	12/31/06	03/31/06
Balance at the beginning of the quarter	168,125	149,981	131,670	12.10%	27.69%
Increase	9,626	17,514	16,559	-45.04%	-41.87%
Provision increase/decrease - Exchange rate difference	250	(219)	249	-214.16%	-0.40%
Decrease	(5,501)	849	(10,392)	-747.94%	-47.07%
Balance at the end of the quarter	172,500	168,125	138,086	2.60%	24.92%

Changes in the increase in provisions line items are mainly explained by the creation of provisions on the normal loan portfolio and the reclassification of commercial loans, resulting in the need for increased provisions; whereas the decrease is related to the write-offs in the portfolio.

Income from services net of other operating expenses

Once again, the Bank showed a positive evolution in the transactional business, reaching a fee income of Ps.129.7 million in the first quarter of fiscal year 2007. Income from services increased 4.8% as compared to the previous quarter figure and 31.7% with respect to the March 2006 quarter.

The commercial actions implemented by the Bank were reflected in a steady expansion in each of the different fee related products, including service charges on deposits accounts, credit cards and insurance, as well as fees related to foreign trade operations and other fees. This growth was mainly driven by a higher activity level.

	Quarter ended			% Change Qtr ended 03/31/07 vs. Qtr ended
in thousands of pesos except percentages	03/31/07	12/31/06	03/31/06	12/31/06	03/31/06
Net income from services	129,693	123,765	98,437	4.79%	31.75%

Service charge income	158,743	150,384	121,025	5.56%	31.17%
Service charges on deposits accounts	59,815	54,859	44,546	9.03%	34.28%
Credit Cards and operations	31,846	28,258	21,142	12.70%	50.63%
Insurance	12,407	11,047	8,295	12.31%	49.57%
Capital markets and securities activities	2,066	4,075	4,864	-49.29%	-57.52%
Fees related to Foreign trade	9,367	9,571	7,653	-2.13%	22.40%
Other fees	43,241	42,574	34,524	1.57%	25.25%

Services Charge expense	(29,051)	(26,619)	(22,588)	9.13%	28.61%

Income related to foreign currency exchange transactions is not accounted for in net income from services but it is in net financial income. As of March 2007, such income amounted to approximately Ps.20.3 million, compared to Ps. 21.1 million and Ps. 17.7 million registered in the quarters ended on December and March 2006 quarters, respectively. The Bank currently purchases and sells U.S. dollars through all of the Bank’s branch offices, over the ATM network and the Internet, adding transactions in Euros, Brazilian reales and Uruguayan pesos.

Administrative expenses

Administrative expenses amounted to Ps. 185.1 million in the quarter ended March 31, 2007, compared to Ps.203.2 and Ps.156.4 million recorded in the quarters ended on December 31, 2006 and March 31, 2006, respectively.

	Quarter ended			% Change Qtr ended 03/31/07 vs. Qtr ended
in thousands of pesos except percentages	03/31/07	12/31/06	03/31/06	12/31/06	03/31/06
Administrative expenses	(185,052)	(203,174)	(156,368)	-8.92%	18.34%

Personnel expenses	(104,381)	(123,180)	(88,665)	-15.26%	17.73%
Electricity and Communications	(5,016)	(4,476)	(4,526)	12.06%	10.83%
Advertising and Promotion	(11,025)	(11,624)	(10,918)	-5.15%	0.98%
Honoraries	(6,214)	(6,789)	(4,867)	-8.47%	27.68%
Taxes	(5,974)	(5,609)	(5,065)	6.51%	17.95%
Organization and development expenses	(1,158)	(1,188)	(1,637)	-2.53%	-29.26%
Amortizations	(7,373)	(7,143)	(6,811)	3.22%	8.25%
Other	(43,911)	(43,165)	(33,879)	1.73%	29.61%

The 8.9% decrease in administrative expenses with respect to the previous quarter is mainly explained by lower personnel expenses, which in the December 2006 were impacted by the adjustment in the bonus provisioning.

Higher administrative expenses as compared to the same quarter of the previous fiscal year are mainly related to an increase in personnel expenses, honoraries, taxes, amortizations and electricity and communications expenses, partially offset by lower organization expenses. The increase in personnel expenses is mainly related to an adjustment in the bonus provisioning together with the salary increases agreed with the labor union, a higher expense arising from the removal of caps on the amounts of social security contributions and a larger number of employees, which in the last twelve months added 129 employees.

As of March 31, 2007, the Bank had 3,797 employees (including the Bank’s subsidiaries, except for the Consolidar Group) and a network of 232 consumer branch offices and 27 branch offices specialized in the middle-market segment.

Other Income/Expenses

Other income/expenses continued to registered the effects of the crisis, mainly: i) the charge related to the monthly amortization of the loss derived from the payment of deposits under judicial injunctions, in accordance with the Central Bank’s regulations (which does not imply that the Bank waives its right to demand future compensation), ii) the provisions registered in Other expenses to cover the taxable deferred asset stemming from the use of the deferred tax method, the opposite entry of which is included in Other income, and iii) the recording of general provisions.

In the first quarter of fiscal year 2007 the Bank posted under this account a loss of Ps. 171.5 million, which compares to a loss of Ps. 118.6 million and a loss of Ps. 174.2 million registered in the quarters ended on December and March 2006, respectively.

BBVA Banco Francés determines the charge for income tax by applying the current tax rate of 35 % to taxable income estimated for each period considering the effect of temporary differences between book and taxable income. The Bank has considered as temporary differences those that have a definitive reversal date in subsequent fiscal years. At the same time, as of March 31, 2007 and March 31, 2006 the Bank has concluded that it must not pay income tax due to the existence of a net operating loss from previous years, for income tax purposes.

Given the objection from the Central Bank to the capitalization of items arising from the application of the deferred tax method, the Bank has set up a provision for the net balance between the deferred tax assets and liabilities.

By the end of the first quarter of fiscal year 2007 and the forth quarter of fiscal year 2006, the Bank maintains recorded in its books under Other Receivables (in the Tax Advance account), a taxable deferred asset amounting to Ps. 64 million and Ps. 337 million, respectively.

Income from equity investments

Income from equity investments sets forth net income from related companies, which are not consolidated, mainly the Consolidar Group. During the present quarter, the Bank registered a gain of Ps.15.2 million derived from its stake in the Consolidar Group, while the same quarter of previous fiscal year accounted for a gain of Ps. 9.3 million and the December 2006 quarter showed a gain of Ps. 43.2 million. It is important to note that figures of the December 2006 quarter were positively impacted by a change in the valuation criteria applied for the Consolidar’s holdings of public sector assets.

Capitalization

Total shareholders’ equity of BBVA Banco Francés as of March 31, 2007 amounted to Ps. 2.023 billion with a Ps.1.086 billion excess capital over minimum requirements in accordance to Central Bank regulations.

Furthermore, during this quarter, the Bank recorded an asset corresponding to the minimum presumed income tax of approximately Ps. 8.5 million, reaching an accumulated Ps. 161.2 million assets.

	Quarter ended			% Change Qtr ended 03/31/07 vs. Qtr ended
in thousands of pesos except percentages	03/31/07	12/31/06	03/31/06	12/31/06	03/31/06
Capital Stock	471,361	471,361	471,361	0.00%	0.00%
Non-capitalized contributions	175,132	175,132	175,132	0.00%	0.00%
Adjustments to stockholders equity	312,979	312,979	312,979	0.00%	0.00%
Subtotal	959,472	959,472	959,472	0.00%	0.00%
Reserves on Profits	465,317	465,317	428,698	0.00%	8.54%
Unapropiated retained earnings	598,235	529,795	223,637	12.92%	-167.50%
Unrealized valuation difference	0	—	230,282	—	-100.00%
Total stockholders´equity	2,023,024	1,954,584	1,842,089	3.50%	-9.82%

	Quarter ended			% Change Qtr ended 03/31/07 vs. Qtr ended
in thousands of pesos except percentages	03/31/07	12/31/06	03/31/06	12/31/06	03/31/06
Central Bank Minimum Capital Requirements	1,085,394	1,051,113	930,620	3.26%	16.63%
Central Bank Minimum Capital Requirements (a, b)	954,030	931,187	835,104	2.45%	14.24%
Market Risk	87,111	73,367	53,761	18.73%	62.03%
Increase in capital requirements related to custody	44,253	46,559	41,755	-4.95%	5.98%

a) Central Bank Minimum Capital Requirements	954,030	855,420	743,971	11.53%	28.23%
Allocated to Asset at Risk	576,409	540,415	364,014	6.66%	58.35%
Allocated to Immobilized Assets	110,208	116,944	130,935	-5.76%	-15.83%
Interest Rate Risk	131,244	98,833	128,499	32.79%	2.14%
Loans to Public Sector and Securities in Investment	136,169	99,228	120,523	37.23%	12.98%
Non Compliance of Other Credit Regulations	—	—	—	—	—

b) Minimum capital required for Pension Funds (AFJPs) to act as securities custodian and registrar of mortgage notes	885,059	931,187	835,104	-4.95%	5.98%
5% of the securities in custody and book-entry notes	885,059	931,187	835,104	-4.95%	5.98%

Bank Capital Calculated under Central Bank Rules	2,171,393	2,089,708	1,907,132	3.91%	13.86%
Core Capital	1,954,585	1,774,548	1,801,543	10.15%	8.50%
Minority Interest	227,275	216,480	182,559	4.99%	24.49%
Supplemental Capital	69,389	190,866	42,541	-63.65%	-63.11%
Deductions	(79,856)	(92,186)	(119,511)	-13.38%	-33.18%

Excess over Required Capital	1,085,999	1,038,595	976,512	4.56%	11.21%

Most recently, following the payment of cash dividend for an amount of Ps. 90 million in accordance to resolutions of the Ordinary and Extraordinary Shareholder’s Meeting, held on April 26th 2007, unapropiated earnings were reduced by 28.8%, while reserves from profits grew 17.6%.

Additional information

	Quarter ended			% Change Qtr ended 03/31/07 vs. Qtr ended
in pesos except percentages	03/31/07	12/31/06	03/31/06	12/31/06	03/31/06
- Exchange rate	3.1007	3.0695	3.0808	1.02%	0.65%
- Quarterly CER adjustment (CPI)	2.52%	2.46%	2.96%	2.77%	-14.87%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, Banco Francés’s earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Banco Francés’s financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Banco Francés’s products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Banco Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Banco Francés with the United States Securities and Exchange Commission (SEC), including, but not limited to, BBVA Banco Francés’s annual report on Form 20-F and exhibits thereto. BBVA Banco Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference call: A conference call to discuss this first quarter earnings will be held on Monday, May 14, at 12 PM New York time – 1 PM Buenos Aires time. If you are interested in participating please dial (719) 457-2692 at least 5 minutes prior to our conference. Confirmation code: 7647522. To receive the tape of this conference call, please call (719) 457 2865.

Internet: This press release is also available in http://www.bancofrances.com.ar

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

ASSETS : (in thousands of $)	03/31/07	12/31/06	09/30/06	03/31/06
Cash and due from banks	2,444,106	2,535,448	2,265,335	2,262,072
Government and Private Securities	4,203,046	2,957,150	3,377,502	2,561,493
Loans	8,078,940	8,684,085	7,832,727	7,606,686
- Loans to the private & financial sector	6,570,427	6,565,323	5,688,472	4,290,736
- Advances	1,194,299	1,469,371	1,152,468	754,688
- Notes discounted and purchased	832,855	793,195	693,399	573,946
- Secured with mortgages	513,405	460,559	427,165	397,189
- Car secured loans	111,974	98,381	91,166	72,291
- Credit cards	553,122	526,416	455,349	406,799
- Loans to financial sector	338,328	340,966	271,433	215,986
- Other loans	3,119,224	2,971,172	2,682,317	1,963,016
Less: Unaccrued interest	(6,045)	(5,543)	(4,784)	(3,132)
Plus: Interest & FX differences receivable	84,496	77,903	69,145	46,157
Less: Allowance for loan losses	(171,231)	(167,097)	(149,186)	(136,204)
- Public Sector loans	1,508,513	2,118,762	2,144,255	3,315,950
Less: Unaccrued interest	751,237	1,095,981	1,132,372	1,778,177
Plus: Interest & FX differences receivable	757,276	1,022,781	1,011,883	1,537,773
Other banking receivables	765,016	903,431	925,972	807,463
- Compensatory Bond	—	—	127,280	122,251
- Repurchase agreements	—	307,900	30,617	78,994
- Unlisted private securities	59,540	58,684	60,160	60,188
- Unlisted Private securities :Trustees	19,188	18,001	17,267	15,207
- Other banking receivables	687,557	519,874	691,443	532,705
- Less: provisions	(1,269)	(1,028)	(795)	(1,882)
Investments in other companies	373,614	356,011	312,737	314,258
Intangible assets	317,748	375,587	456,369	552,183
- Goodwill	17,172	18,831	20,493	23,822
- Organization and development charges	14,088	13,306	12,883	12,555
- Assets related to legal injunctions	286,488	343,450	422,993	515,806
Other assets	932,708	892,866	842,446	765,782

Total assets	17,115,178	16,704,578	16,013,088	14,869,937

LIABILITIES:	03/31/07	12/31/06	09/30/06	03/31/06
Deposits	13,525,036	12,645,525	12,199,738	11,335,636
- Demand deposits	2,645,265	2,403,702	2,306,871	2,115,273
- Saving accounts	3,570,992	3,415,263	3,124,263	3,032,816
- Time deposits	6,800,617	6,226,185	6,151,973	5,559,889
- Rescheduled deposits - CEDROS (*)	222,100	228,049	247,184	286,226
- Other deposits	286,062	372,326	369,447	341,432
Other banking Liabilities	931,856	1,480,735	1,315,044	1,216,945
Other provisions	443,211	392,687	414,389	320,311
- Other contingencies	442,781	392,257	413,942	319,868
- Guarantees	430	430	447	443
Other liabilities	177,552	217,190	163,915	142,645
Minority interest	14,499	13,857	13,465	12,311

Total liabilities	15,092,154	14,749,994	14,106,551	13,027,848

Total stockholders´equity	2,023,024	1,954,584	1,906,537	1,842,089

Total liabilities + stockholders' equity	17,115,178	16,704,578	16,013,088	14,869,937

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT	03/31/07	12/31/06	09/30/06	03/31/06
Financial income	451,151	380,162	353,666	420,643
- Interest on Cash and Due from Banks	4,739	4,023	3,402	7,092
- Interest on Loans Granted to the Financial Sec	10,595	9,357	6,731	3,872
- Interest on Overdraft	32,241	35,097	27,473	17,881
- Interest on Notes discounted and purchased	18,400	17,437	15,882	9,697
- Interest on mortgages	13,182	12,157	11,397	10,584
- Interest on car secured loans	2,512	2,242	2,006	1,405
- Interest on Credit Card Loans	11,635	9,600	8,221	5,667
- Interest on Other Loans	65,111	57,128	49,843	40,793
- Income from securities and short term investments	109,193	84,794	102,154	94,552
- Interest on Government guaranteed loans Decreet1387/01	54,994	26,828	24,760	66,043
- From Other Banking receivables	5,694	6,806	9,639	4,683
- CER	76,078	72,529	52,568	130,586
- CVS	—	—	—	—
- Foreign exchange difference	20,211	21,733	19,839	16,687
- Other	26,566	20,431	19,751	11,101
Financial expenses	(160,776)	(158,695)	(142,637)	(139,168)
- Interest on Current Account Deposits	(6,815)	(6,843)	(7,485)	(7,793)
- Interest on Saving Account Deposits	(1,529)	(1,422)	(1,347)	(1,106)
- Interest on Time Deposits	(105,337)	(100,885)	(87,548)	(58,867)
- Interest on Other Banking Liabilities	(8,520)	(9,462)	(10,860)	(9,404)
- Other interests (includes Central Bank)	(3,967)	(4,354)	(5,017)	(4,785)
- Mandatory contributions and taxes on interest income	(14,042)	(12,260)	(11,444)	(9,967)
- CER	(20,211)	(22,400)	(18,542)	(46,999)
- Foreign exchange difference	—	—	—	—
- Other	(355)	(1,069)	(394)	(247)
Net financial income	290,375	221,467	211,029	281,475
Provision for loan losses	(9,626)	(17,514)	(16,453)	(16,559)
Income from services, net of other operating expenses	129,693	123,765	113,035	98,437
Administrative expenses	(185,052)	(203,174)	(186,022)	(156,368)
Income (loss) from equity investments	17,607	44,312	31,028	9,438
Net Other income	(171,547)	(118,651)	(104,242)	(174,199)
Income (loss) from minority interest	(643)	(392)	(512)	(260)
Income before tax	70,807	49,813	47,863	41,964
Income tax	(2,367)	(1,766)	(1,737)	(1,422)

Net income	68,440	48,047	46,126	40,542

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

ASSETS	03/31/07	12/31/06	09/30/06	03/31/06
Cash and due from banks	2,477,885	2,558,484	2,334,959	2,286,029
Government Securities	5,671,943	4,372,032	4,719,893	3,836,916
Loans	8,962,172	9,534,183	8,531,912	8,265,555
Other banking receivables	783,319	917,532	958,868	818,348
Investments in other companies	56,866	54,438	54,098	78,788
Other assets	1,379,055	1,397,960	1,413,840	1,435,868

TOTAL ASSETS	19,331,240	18,834,629	18,013,570	16,721,504

LIABILITIES	03/31/07	12/31/06	09/30/06	03/31/06
Deposits	13,400,874	12,505,756	12,045,152	11,198,737
Other banking liabilities	948,400	1,484,007	1,345,317	1,221,803
Other liabilities	2,731,667	2,673,805	2,520,247	2,276,316
Minority interest	227,275	216,477	196,317	182,559

TOTAL LIABILITIES	17,308,216	16,880,045	16,107,033	14,879,415

TOTAL STOCKHOLDERS´EQUITY	2,023,024	1,954,584	1,906,537	1,842,089

STOCKHOLDERS´EQUIT Y + LIABILIT IES	19,331,240	18,834,629	18,013,570	16,721,504

NET INCOME	03/31/07	12/31/06	09/30/06	03/31/06

Net Financial Income	385,339	438,253	283,067	366,246
Provision for loan losses	(9,626)	(17,514)	(16,453)	(16,559)
Net Income from Services	245,983	214,433	214,676	186,769
Administrative expenses	(241,723)	(262,016)	(238,532)	(205,406)
Net Other Income	(284,846)	(252,587)	(182,934)	(276,005)
Income (loss) from minority interest	(10,798)	(20,162)	(8,831)	(5,424)

Income before tax	84,329	100,407	50,993	49,621

Income tax	(15,889)	(52,360)	(4,867)	(9,079)

Net income	68,440	48,047	46,126	40,542

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: May 11, 2007	By:	/s/ Marcelo G. Canestri
	Name:	Marcelo G. Canestri
	Title:	Chief Financial Officer